Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of

MaxPoint Interactive, Inc.

at

$13.86 Net Per Share

by

Mercury Merger Sub, Inc.
a wholly owned subsidiary of

Harland Clarke Holdings Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Mercury Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of MaxPoint Interactive, Inc., a Delaware corporation (which we refer to as “MaxPoint”), at a purchase price of $13.86 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and MaxPoint. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into MaxPoint (the “Merger”), with MaxPoint continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned indirect subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of MaxPoint or by Parent, Purchaser or any other subsidiary of Parent, which Shares shall be canceled and shall cease to exist or (ii) by MaxPoint stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $13.86 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, MaxPoint will cease to be a publicly traded company and will become indirectly wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below), (iii) the Governmental Authority Condition (as described below) and (iv) the Marketing Period Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn and received by the depositary of the Offer on or prior to one minute after 11:59 p.m. (New York City time) on October 6, 2017 (such time, the “Expiration Time,” and such date, the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” and “Expiration Date” shall mean the latest time and date, respectively, at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent, Purchaser and any other subsidiary of Parent, shall equal at least a majority of the outstanding Shares as of the Expiration Time. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), shall have expired or been terminated. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, restraining, preventing or prohibiting consummation of the Offer or the Merger. The Marketing Period Condition requires that the Marketing Period (further described below) for the Debt Financing (further described below) shall have been completed. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 - “Certain Conditions of the Offer.”

After careful consideration, the board of directors of MaxPoint, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MaxPoint and its stockholders; and (ii) recommended that MaxPoint’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 7. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

September 11, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either, for book-entry Shares registered in your own name, deliver to the Depositary the Letter of Transmittal (or a manually executed facsimile thereof) or, with respect to Shares held in street name, tender your Shares by book-entry transfer by following the procedures described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning MaxPoint contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by MaxPoint or has been taken from or is based upon publicly available documents or records of MaxPoint on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to MaxPoint provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.00005 per share, of MaxPoint Interactive, Inc.
Price Offered Per Share	$13.86 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”)
Scheduled Expiration of Offer	One minute after 11:59 p.m. (New York City time) on October 6, 2017, unless the offer is extended or terminated. See Section 1 - “Terms of the Offer.”
Purchaser	Mercury Merger Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Harland Clarke Holdings Corp., a Delaware corporation

Who is offering to purchase my shares?

Mercury Merger Sub, Inc., or Purchaser, a wholly owned indirect subsidiary of Harland Clarke Holdings Corp., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into MaxPoint. See the “Introduction” and Section 8 - “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Harland Clarke Holdings Corp. alone, the term “Purchaser” to refer to Mercury Merger Sub, Inc. alone and the terms “MaxPoint” and the “Company” to refer to MaxPoint Interactive, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.00005 per share, of MaxPoint on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of MaxPoint common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 - “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in MaxPoint. If the Offer is consummated, Parent intends as soon as practicable to cause Purchaser to consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger (as described below), MaxPoint would cease to be a publicly traded company and would be a wholly owned indirect subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $13.86 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 - “Terms of the Offer,” and Section 2 - “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and MaxPoint have entered into an Agreement and Plan of Merger, dated as of August 27, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into MaxPoint (the “Merger”).

See Section 11 - “The Merger Agreement; Other Agreements” and Section 15 - “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $120 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and restricted shares), to pay related transaction fees and expenses, and to repay or refinance certain indebtedness of MaxPoint. Parent has obtained financing commitments pursuant to a debt commitment letter with Credit Suisse AG and Credit Suisse Securities (USA) LLC dated August 27, 2017 (such commitments and the financing transactions contemplated thereby, the “Debt Financing”) which we anticipate will be sufficient, when taken together with cash available to us, to fund the purchase of all the Shares in the Offer and complete the Merger and related refinancing transactions, and to pay related transaction fees and expenses. Funding of the Debt Financing is subject to the satisfaction of various customary conditions. If we acquire at least a majority of the Shares in the Offer, we intend to effect the Merger without any further action by the stockholders of MaxPoint pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 9 - “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer is not subject to a financing condition; and
•	we have received financing commitments in respect of funds sufficient, together with cash available to us, to purchase all Shares tendered pursuant to the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m. (New York City time) on October 6, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which we anticipate shall occur on October 10, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The closing of the Merger is referred to as the “Merger Closing,” and date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 - “Terms of the Offer” and Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, in consecutive increments of up to 10 business days each, in order to permit satisfaction of the conditions to the Offer (and, if all conditions but the Minimum Condition are satisfied, Purchaser is not required to extend more than 30 business days in the aggregate to permit the Minimum Condition to be satisfied) and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the NASDAQ Stock Market LLC (the “NASDAQ”). In addition, Purchaser may extend the Offer for one or more periods of up to 10 business days if Parent delivers a notice to MaxPoint (a “Financing Extension Notice”) and either (i) the Marketing Period has not expired (in which case, such extension shall not be for more than 1 business day after the date of expiration of the Marketing Period) or (ii) the full amount of proceeds of the Debt Financing have not been, or would not be, received by Parent or Purchaser at the Expiration Date. In no event will Purchaser extend the Offer beyond January 27, 2018 (the “Outside Date”). Other than as described above, the Purchaser is not obligated to extend the Offer.

See Section 1 - “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 - “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (in each case, as of any then-scheduled Expiration Date) (the “Tender Offer Conditions”):

•	that there shall have been validly tendered in the Offer and not validly withdrawn and received by the Depositary prior to the Expiration Time at least that number of Shares which, together with the number of Shares (if any) then owned by Parent or any of its controlled subsidiaries, equals a majority of the Shares outstanding as of the Expiration Time (the “Minimum Condition”);
•	that the Merger Agreement shall not have been terminated in accordance with its terms;
•	the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Condition”);
•	that no governmental authority of competent jurisdiction shall have issued or enacted any law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, restraining, preventing or prohibiting consummation of the Offer or the Merger (the “Governmental Authority Condition”);
•	the accuracy of the representations and warranties made by MaxPoint in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement;
•	the performance or compliance of MaxPoint in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it under the Merger Agreement;
•	that no event, condition, change, occurrence or development, circumstance or effect has occurred that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect (as described below);

•	that MaxPoint has furnished Parent with a certificate dated as of the date of determination signed on its behalf by any of MaxPoint’s chairman of the board of directors or its chief executive officer or such other officer serving in such capacity certifying as to the circumstances set forth in the foregoing three bullet points; and
•	the completion of the Marketing Period (the “Marketing Period Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; however, without the consent of MaxPoint, we are not permitted to (i) decrease the Offer Price (other than if the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, in which case the Offer Price shall be adjusted to the extent appropriate to give the holders of such Shares the same economic effect as contemplated by the Merger Agreement), (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that broadens such conditions, makes such conditions more onerous or is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement, or (v) extend the Offer in a manner other than pursuant to and in accordance with the Merger Agreement. Purchaser cannot amend or waive the Minimum Condition.

See Section 15 - “Certain Conditions of the Offer.”

Have any MaxPoint stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Yes. We have entered into a tender and support agreement (the “Tender Agreement”) with Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson, MaxPoint’s Chief Executive Officer (the “Significant Stockholders”), which collectively owned approximately 3,341,137 Shares, representing approximately 49.4% of all outstanding Shares as of August 24, 2017, based on information provided by the Significant Stockholders. Pursuant to the Tender Agreement, each of these parties has agreed, among other things, to tender all of the Shares beneficially owned by it or him in the Offer and to comply with substantially similar non-solicitation obligations as the Company. Each Significant Stockholder is required to tender such Shares within 10 business days after commencement of the Offer or, with respect to any Shares acquired after such date, the earlier of 5 business days after such acquisition and the Expiration Date. See Section 11 - “The Merger Agreement; Other Agreements - Tender and Support Agreement.”

Can the Offer be terminated and under what circumstances?

Purchaser has agreed that it will terminate the Offer promptly upon (and in any event within 1 business day of) any termination of the Merger Agreement in accordance with its terms. The Merger Agreement may be terminated, among other circumstances, as follows:

•	by mutual written consent of Parent and MaxPoint at any time prior to the Acceptance Time;
•	by either Parent, Purchaser or MaxPoint if the Acceptance Time shall have not been consummated on or prior to the Outside Date, subject to certain exceptions;
•	by either Parent, Purchaser or MaxPoint if the Offer shall have expired (without having been extended) without Purchaser having accepted the Offer as a result of the non-satisfaction of one or more Tender Offer Conditions in a circumstance where Purchaser has no further obligation to extend the Offer, subject to certain exceptions;
•	by either Parent, Purchaser or MaxPoint at any time prior to the Effective Time if any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent that (x) prior to the Acceptance Time, makes acceptance for payment of, or payment for, the Shares illegal or otherwise prohibited or, prior to the Effective Time, consummation of the Merger illegal or otherwise prohibited, or (y) prior to the Acceptance Time, restrains or enjoins Purchaser from accepting for payment, or, prior to the Effective Time, paying for, the Shares pursuant to the Offer or Parent and MaxPoint from consummating the Merger;

•	by either Parent, Purchaser or MaxPoint, at any time prior to the Acceptance Time, if there has been a breach of any covenant, obligation or agreement on the part of the other party or any representation or warranty of the other party in the Merger Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would result, in the case of MaxPoint, in certain conditions to the obligations of Parent and Purchaser to effect the Offer not being satisfied and in the case of Parent and Purchaser, that would have a material adverse effect on their ability to consummate the Offer, subject to customary materiality standards and opportunities to cure;
•	by Parent or Purchaser at any time prior to the Acceptance Time if (i) the board of directors of MaxPoint withdraws or modifies its recommendation for the Offer, (ii) MaxPoint enters into any agreement with a third party related to any Acquisition Proposal or (iii) MaxPoint commits a material breach of its non-solicitation obligations under the Merger Agreement;
•	by MaxPoint if Purchaser fails to consummate the Offer in violation of the Merger Agreement; or
•	by MaxPoint in order to enter into an agreement in respect of a Superior Proposal (as described in, and subject to the terms and conditions of, the Merger Agreement).

See Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Termination.”

Certain of the terminations described above would result in the payment of a termination fee of $3,864,000 by MaxPoint to Parent, or payment of a termination fee of $5,313,000 by Parent to MaxPoint. See Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - MaxPoint Termination Fee;” Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Parent Termination Fee.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) with respect to book-entry Shares registered in your own name, tender your Shares in the Offer by delivering a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) with respect to book-entry Shares held in street name, tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. See Section 3 - “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after November 10, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 - “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 - “Withdrawal Rights.”

What does the MaxPoint board of directors think of the Offer?

After careful consideration, the board of directors of MaxPoint, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MaxPoint and its stockholders; and (ii) recommended that MaxPoint’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10 - “Background of the Offer; Past Contacts or Negotiations with MaxPoint.” A more complete description of the reasons of the MaxPoint board of directors’ approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of MaxPoint.

If the Offer is completed, will MaxPoint continue as a public company?

No. As soon as practicable following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned indirect subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 - “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied and we accordingly acquire at least a majority of the outstanding Shares in the Offer then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of MaxPoint pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). If the Minimum Condition is not satisfied, pursuant to the Merger Agreement we are not required to accept the Shares for purchase or consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of MaxPoint (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 - “The Merger Agreement; Other Agreements,” Section 12 - “Purpose of the Offer; Plans for MaxPoint - Merger Without a Meeting” and “- Appraisal Rights” and Section 17 - “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On August 25, 2017, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NASDAQ was $5.50. On September 8, 2017, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on the NASDAQ was $13.71. The Offer Price represents an approximately 152% premium over the August 25, 2017 closing stock price and a premium of approximately 118% over the average closing share price for the 60 calendar days ended August 25, 2017.

See Section 6 - “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent or Purchaser, MaxPoint will not declare or pay any dividend or other distribution in respect of the capital stock of MaxPoint.

See Section 6 - “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, MaxPoint stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly and validly perfect their statutory right to seek appraisal in accordance with the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 - “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under the MaxPoint equity compensation plan (“Options”). Pursuant to the Merger Agreement, each (i) vested Option that is outstanding as of immediately prior to the Effective Time (taking into account any vesting pursuant to MaxPoint’s “Change in Control Policy” for employees who do not continue employment with the Company or vesting that would have occurred on or prior to December 31, 2017 in accordance with their terms in the ordinary course) will be canceled and converted into the right to receive an amount in cash equal to the excess, if any, of the Offer Price and the exercise price for each Option and (ii) each unvested Option that is outstanding as of immediately prior to the Effective Time shall be canceled and terminated without any cash payment being made in respect thereof. For the avoidance of doubt, if the exercise price per Share of any vested Option is equal to or greater than the Merger Consideration, such Option shall be canceled and terminated without any cash payment being made in respect thereof.

See Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Treatment of Options.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units in respect of Shares that were granted under the MaxPoint equity compensation plan (“RSUs”). Pursuant to the Merger Agreement, each vested RSU as of immediately prior to the Effective Time (taking into account any vesting pursuant to MaxPoint’s “Change in Control Policy” for employees who do not continue employment with the Company or vesting that would have occurred on or prior to December 31, 2017 in accordance with their terms in the ordinary course) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. All unvested RSUs as of immediately prior to the Effective Time will be canceled for no consideration.

See Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Treatment of Restricted Stock Units.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes.

Tax matters can be complicated, and the tax consequences (including the state, local, non-U.S. and non-income tax consequences) of the Offer and the Merger will depend on your specific facts and circumstances. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 - “Certain United States Federal Income Tax Consequences” for a more detailed discussion of certain tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson LLC at (866) 296-5716 (Toll Free). Georgeson LLC is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of MaxPoint Interactive, Inc.:

Mercury Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (which we refer to as “Parent”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of MaxPoint Interactive, Inc., a Delaware corporation (which we refer to as “MaxPoint”), at a purchase price of $13.86 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of August 27, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and MaxPoint. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into MaxPoint (the “Merger”), with MaxPoint continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned indirect subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of MaxPoint, by Parent, Purchaser or any other subsidiary of Parent, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $13.86 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, MaxPoint will cease to be a publicly traded company and will become indirectly wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 - “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of MaxPoint employee equity awards.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition, (ii) the HSR Condition, (iii) the Governmental Authority Condition and (iv) the Marketing Period Condition. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn and received by the depositary of the Offer on or prior to one minute after 11:59 p.m. (New York City time) on October 6, 2017, together with any Shares then owned by Parent, Purchaser and any other subsidiary of Parent, shall equal at least a majority of the outstanding Shares as of the Expiration Time. The HSR Condition requires that any applicable waiting period under the HSR Act shall have expired or been terminated. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have issued or enacted any law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, restraining, preventing or prohibiting consummation of the Offer or the Merger. The Marketing Period Condition requires that the Marketing Period (further described below) for the Debt Financing shall have been completed. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 - “Certain Conditions of the Offer.”

After careful consideration, the board of directors of MaxPoint, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MaxPoint and its stockholders; and (ii) recommended that MaxPoint’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the MaxPoint board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of MaxPoint (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer; Reasons for the Recommendation of the Board.”

MaxPoint has represented in the Merger Agreement that, as of August 24, 2017, 6,765,859 Shares were issued and outstanding. Assuming that no Shares are issued after August 24, 2017, the Minimum Condition would be satisfied if at least 3,382,930 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and, except as determined by Parent or Purchaser prior to the Effective Time, the officers of the Surviving Corporation shall consist of the officers of MaxPoint immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will as soon as practicable consummate the Merger under the General Corporation Law of the State of Delaware (the “DGCL”) without the approval of the other stockholders of MaxPoint.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 - “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 - “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer which shall occur on October 10, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The closing of the Merger is referred to as the “Merger Closing,” and the date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Authority Condition, the Marketing Period Condition and the other conditions described in Section 15 - “Certain Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, in consecutive increments of up to 10 business days each, in order to permit satisfaction of the conditions to the Offer (and, if all conditions but the Minimum Condition are satisfied, Purchaser is not required to extend more than 30 business days in the aggregate to permit the Minimum Condition to be satisfied) and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the NASDAQ. In addition, Purchaser may extend the Offer for one or more periods of up to 10 business days if Parent delivers a Financing Extension Notice and either (i) the Marketing Period has not expired (in which case, such extension shall not be for more than 1 business day after the date of expiration of the Marketing Period) or (ii) the full amount of proceeds of the Debt Financing have not been, or would not be, received by Parent or Purchaser at the Expiration Date unless the Expiration Date were to be extended. In no event will Purchaser extend the Offer beyond the Outside Date.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; however, without the consent of MaxPoint, we are not permitted to (i) decrease the Offer Price (other than if the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, in which case the Offer Price shall be adjusted to the extent appropriate to give the holders of such Shares the same economic effect as contemplated by the Merger Agreement), (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that broadens such conditions, makes such conditions more onerous or is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement, or (v) extend the Offer in a manner other than pursuant to and in accordance with the Merger Agreement. Purchaser cannot amend or waive the Minimum Condition.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 - “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by

Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 - “Certain Conditions of the Offer.” Under certain circumstances, we may extend the Termination Date and/or terminate the Merger Agreement and the Offer. See Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Termination.”

As soon as practicable following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without any action of the stockholders of MaxPoint pursuant to Section 251(h) of the DGCL.

MaxPoint has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of MaxPoint and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 - “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 - “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) with respect to book-entry shares held in street name, an “Agent’s Message” (as described below) and confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” or (ii) with respect to other book-entry shares, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 - “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either such Shares must be tendered pursuant to (a) the procedure set forth in the Letter of Transmittal or (b) with respect to book-entry shares held in street name, the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, MaxPoint stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which is earlier than the Expiration Time. In addition, for MaxPoint stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary by one minute after 11:59 p.m.,

New York City time, on the Expiration Date. MaxPoint stockholders must tender their Shares in accordance with the procedures set forth in this document. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) with respect to book-entry shares held in street name, an Agent’s message and a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3 or (ii) with respect to other book-entry shares, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Shares will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.

Irregularities. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein (the “Acceptance Time”). Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of MaxPoint’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of MaxPoint’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of MaxPoint in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are United States persons should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding, or otherwise establishing an exemption from backup withholding. Foreign stockholders must timely submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. All stockholders should consult their own tax advisors regarding the information reporting and backup withholding provisions under U.S. federal income tax law.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 P.M. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 10, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general discussion of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of MaxPoint whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, (which changes could affect the accuracy of the statements and conclusions set forth in this discussion). We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or as a result of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto), nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, restricted stock units or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences of the Offer or the Merger to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status and activities of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local, non-U.S. and non-income tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year as of the date of the exchange. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ under the symbol “MXPT.” MaxPoint advised Parent that, as of August 24, 2017, there were 6,765,859 Shares issued and outstanding. The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period beginning on the trading of MaxPoint’s shares on the NASDAQ, as reported on the NASDAQ. There were no dividends paid during such time period.

	High	Low
Year Ended December 31, 2015
First Quarter (since March 3, 2015)	$44.96	$36.80
Second Quarter	40.56	26.92
Third Quarter	40.56	15.72
Fourth Quarter	22.32	5.28
Year Ended December 31, 2016
First Quarter	$8.52	$4.64
Second Quarter	11.25	6.72
Third Quarter	11.94	7.97
Fourth Quarter	9.40	5.91
Year Ended December 31, 2017
First Quarter	$7.09	$3.85
Second Quarter	8.02	5.52
Third Quarter (through September 6, 2017)	13.80	5.22

On August 25, 2017, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NASDAQ was $5.50. On September 8, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NASDAQ was $13.71. The Offer Price represents an approximately 152% premium over the August 25, 2017 closing stock price and a premium of approximately 118% over the average closing share price for the 60 calendar days ended August 25, 2017.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent or Purchaser, MaxPoint will not, and will not allow its subsidiaries to, declare or pay any dividend or other distribution in respect of its capital stock of MaxPoint.

7.	Certain Information Concerning MaxPoint.

Except as specifically set forth herein, the information concerning MaxPoint contained in this Offer to Purchase has been taken from or is based upon information furnished by MaxPoint or its representatives or upon publicly available documents and records on file with the SEC and other public sources. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information in MaxPoint’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. MaxPoint was incorporated as a Delaware corporation in September 2006. MaxPoint’s principal offices are located at 3020 Carrington Mill Blvd., Suite 300, Morrisville, North Carolina 27560 and its telephone number is (800) 916-9960. The following description of MaxPoint and its business has been taken from MaxPoint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and is qualified in its entirety by reference to such Form 10-K.

MaxPoint is a marketing technology company that generates hyperlocal intelligence to optimize brand and retail performance. MaxPoint provides a platform for brands to connect the digital world with the physical world through hyperlocal execution, measurement and consumer insights. MaxPoint offers a leading business intelligence and marketing automation software service that enables national brands to drive local, in-store sales. National brands use MaxPoint’s Intelligence Platform to predict the most likely local buyers of a specific product at a particular retail location and then execute cross-channel digital marketing campaigns to reach these buyers. MaxPoint continues to develop new ways to utilize consumer intelligence and achieve greater household-level activation across all digital channels. Customer Catalyst, or Catalyst, one of MaxPoint’s most recent product initiatives, enriches and activates permission-based customer relationship marketing, or CRM, lists across the full digital marketing stack. Catalyst continuously enriches what companies know about their customers by adding real-time purchase intent profiles, preferred retailers and same-day co-visitation data to each customer record. Catalyst also connects select devices in a household to its CRM record by associating physical addresses to digital audiences.

The foundation for MaxPoint’s local targeting is its proprietary Digital Zip architecture, a digital grid of households organized into specific neighborhoods, or Digital Zips, which can be as small as a couple of city blocks. Through a combination of proprietary and third-party data, MaxPoint creates a profile for each Digital Zip based on shared demographic and financial traits, such as family size, income level, education, age and historical purchasing behavior. Business intelligence is at the core of MaxPoint’s solution, which leverages high-velocity data processing and proprietary statistical models to continuously analyze up to 106 billion daily data attributes to delineate consumers’ real-time purchase intent. By identifying and reaching only the most likely local buyers with digital customized product offers for local stores, national brands can more efficiently and effectively run local marketing campaigns, thereby increasing in-store sales and reducing wasted marketing spend associated with traditional approaches. MaxPoint provides a technology-driven alternative to traditional local marketing methods for national brands across a number of industries where transactions take place predominantly offline, such as consumer products, retail, automotive, financial services, healthcare, telecommunications and entertainment.

The MaxPoint Intelligence Platform is a cloud-based software service that enables MaxPoint to predict local demand for national brands based on consumers’ purchase power and intent and manage customized digital advertisements containing in-store offers and promotions to reach consumers at a local level across display, mobile, social and video channels. Through marketing automation and direct integrations with RTB exchanges, the platform delivers customized digital advertisements containing product and store specific promotions to local consumers across display, mobile, social and video channels. National brands can then measure the offline sales impact of those digital marketing campaigns to optimize future campaigns and budgets and manage in-store supply levels. MaxPoint’s customers typically pay MaxPoint on a cost per thousand impressions, or CPM, model based on the number of impressions MaxPoint delivers through its platform for each marketing campaign.

MaxPoint’s diverse customer base consists primarily of enterprises with national brands in the consumer products, retail, automotive, financial services, healthcare, telecommunications and entertainment industries. MaxPoint sells its solution either directly to its customers or through advertising agencies that act on behalf of MaxPoint’s customers. MaxPoint has worked with each of the top 20 leading national advertisers and each of the top 10 advertising agencies in the United States as ranked in 2016 by Advertising Age. As of December 31, 2016, MaxPoint had 759 enterprise customers.

Available Information. The Shares are registered under the Exchange Act. Accordingly, MaxPoint is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning MaxPoint’s directors and officers, their remuneration, stock options granted to them, the principal holders of MaxPoint’s securities, any material interests of such persons in transactions with MaxPoint and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on March 21, 2017. Certain of this information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including MaxPoint, that file electronically with the SEC.

Financial Projections. The Section of MaxPoint’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase entitled “Financial Projections” is incorporated herein by reference.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a Delaware corporation. Parent’s business is to deliver to multiple industries a portfolio of products and services designed to optimize customer relationships and generate revenue, including payment solutions, marketing services, data capture, and analytics. Parent is an indirect wholly-owned subsidiary of MacAndrews & Forbes Incorporated (“M&F”).

Purchaser is a Delaware corporation formed on August 22, 2017 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the financing (as described below in Section 9 - “Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and MaxPoint will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned indirect subsidiary of Parent.

The business address of each of Parent and Purchaser is 15955 La Cantera Parkway, San Antonio, Texas 78256. The business telephone number for each of Parent and Purchaser is (210) 697-8888.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent, Purchaser and M&F are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of MaxPoint (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent, M&F or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with MaxPoint or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and MaxPoint or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent has received debt financing commitments in respect of funds sufficient, together with cash available to Parent, to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay or refinance certain existing indebtedness of MaxPoint, and to pay related transaction fees and expenses will be approximately $120 million. Parent and Purchaser anticipate funding these payments with a combination of debt financing and cash available to Parent. As of July 1, 2017, Parent had approximately $116.7 million of cash and cash equivalents. Funding of the Debt Financing is subject to the satisfaction or waiver of the conditions set forth in the commitment letter pursuant to which the Debt Financing will be provided (including the requirement of Purchaser to substantially concurrently consummate the Merger).

Under the Merger Agreement, Parent is permitted to amend, modify or grant waivers of any condition or other provision under the commitment letter, provided that Parent must obtain the written consent of MaxPoint (such consent not to be unreasonably withheld, delayed or conditioned) to any amendments, modifications or waivers that would reasonably be expected to:

•	reduce the aggregate amount of the Debt Financing to an amount such that the Parent and Purchaser could not complete the Offer and the Merger and related transactions;
•	impose new or additional conditions, or otherwise expand, amend or modify any conditions to the receipt of the Debt Financing in a manner that would be reasonably expected to materially delay or prevent the Offer or the availability of the Debt Financing; or
•	adversely impact in any material respect the ability of Parent to enforce its rights against the other parties to the commitment letter.

In addition, under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to, extend the Offer on one or more occasions if certain conditions have not been satisfied or if Parent delivers a notice to MaxPoint in the event that (i) the Marketing Period has not expired (in which case, such extension shall not be for more than 1 business day after the date of expiration of the Marketing Period) or (ii) the full amount of proceeds of the Debt Financing have not been, or would not be, received by Parent or Purchaser at the Expiration Date.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the commitment letter described below, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letter for a more complete description of the provisions summarized below.

Debt Financing. Parent has received a commitment letter dated as of August 27, 2017 (the “Commitment Letter”), from Credit Suisse AG and Credit Suisse Securities (USA) LLC (collectively, the “Debt Financing Sources”). Pursuant to the Commitment Letter, the Debt Financing Sources have committed to provide or arrange, subject to the terms and conditions of the Commitment Letter, $100 million in aggregate principal amount of senior secured incremental term loans for the purpose of financing a portion of the funds required to complete the Offer and the Merger, the refinancing of certain indebtedness of MaxPoint and the payment of related costs and expenses.

Consistent with the existing term loans of Parent, the incremental term loans will be secured on a first lien basis by all assets of Parent and the applicable guarantors, other than those assets which secure the revolving credit facility on a first lien basis, as to which the incremental term loans will be secured on a second lien basis.

Also in connection with the Merger Closing, all amounts outstanding under MaxPoint’s existing line of credit facility (which, as of June 30, 2017, had an outstanding aggregate principal amount of $23.5 million as disclosed in MaxPoint’s Quarterly Report on Form 10-Q for the fiscal quarter then ended) will be repaid at the Merger Closing.

The funding of the Debt Financing is subject, among other things, to the substantially simultaneous consummation of the Merger in all material respects in accordance with the Merger Agreement (without giving effect to any modifications, amendments, consents or waivers thereto or thereunder that are material and adverse to the lenders of the Debt Financing without the consent (not to be unreasonably withheld, delayed or conditioned) of the Debt Financing Sources); absence of any Material Adverse Effect (defined in a manner consistent with the Merger Agreement) since August 27, 2017; consummation of the debt refinancing described above; payment of required fees and expenses; delivery of certain historical financial information; the accuracy in all material respects of certain specified representations and warranties; the execution of certain guarantees and the creation of certain security interests; completion of a 10 consecutive business day marketing period following receipt by the Debt Financing Sources of a confidential information memorandum with respect to the Debt Financing; delivery of reasonably requested information in connection with “know your customer” and anti-money laundering rules and regulations; and the execution and delivery of definitive documentation.

Assuming the satisfaction of the conditions to the Offer and the Merger, the proceeds of the Debt Financing, together with cash available to us will be sufficient to fund the completion of the Offer and the Merger, the refinancing of certain indebtedness of MaxPoint described above, and the related costs and expenses required to be paid at the Acceptance Time and on the date on which the Effective Time occurs (the “Merger Closing Date”).

The foregoing summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with MaxPoint.

The following is a description of contacts between representatives of Parent and/or Purchaser and representatives of MaxPoint that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer, and does not purport to catalogue every conversation between representatives of Parent or Purchaser and representatives of MaxPoint. For a review of MaxPoint’s activities relating to these contacts, please refer to the Schedule 14D-9.

Parent and Purchaser have no knowledge that the information provided by MaxPoint set forth below regarding MaxPoint and meetings or discussions in which Parent, Purchaser and their affiliates or representatives did not participate is untrue or incomplete in any material respect.

Background of the Offer

On August 12, 2016, Edward P. Taibi, Executive Vice President of MacAndrews & Forbes Incorporated (“M&F”), the parent company of Parent, contacted Augustus Tai, a member of MaxPoint’s board of directors, and discussed general industry conditions and potential strategic opportunities for MaxPoint. During the conversation, Mr. Taibi asked Mr. Tai for an introduction to Joseph Epperson, MaxPoint’s Chief Executive Officer, for the purpose of discussing a potential strategic transaction between Parent and MaxPoint.

On August 15, 2016, Mr. Tai introduced Mr. Epperson and Mr. Taibi by electronic mail, and Mr. Epperson sent a draft confidentiality agreement prepared by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“GDSVF&H”), legal counsel to the Company, to Mr. Taibi.

Between August 18, 2016 and August 23, 2016, the parties negotiated the terms of the confidentiality agreement. On August 23, 2016, Valassis Communications, Inc. (“Valassis”), a wholly owned subsidiary of Parent, entered into the Confidentiality Agreement with MaxPoint, which included a customary standstill provision for 12 months.

On August 25, 2016, Mr. Epperson and Mr. Taibi held an introductory telephonic meeting regarding MaxPoint’s business, products and strategy and agreed to schedule additional meetings, including meetings with MaxPoint’s senior management, which were subsequently scheduled for September 16, 2016.

On September 1, 2016, Mr. Taibi sent electronic mail to Mr. Epperson with a list of due diligence topics to discuss at the management meeting that was subsequently scheduled for September 16, 2016.

On September 16, 2016, representatives of Parent and Valassis attended in-person meetings at MaxPoint’s corporate offices in Morrisville, North Carolina with Mr. Epperson, Mr. Brad Schomber, Maxpoint’s chief financial officer, Mr. Bill Alvey, Maxpoint’s general counsel, and other representatives of senior management of MaxPoint. The representatives of MaxPoint made a presentation regarding MaxPoint’s business and strategy and responded to follow-up questions. In the weeks following the meeting, representatives of MaxPoint provided supplemental financial and operating information requested by Parent and Valassis.

On September 26, 2016, Mr. Epperson and Mr. Taibi held a telephonic meeting, during which Mr. Taibi made no reference of price per share but indicated that the valuation framework that Parent believed relevant would likely value MaxPoint’s enterprise value in a range of approximately one times net revenue.

On October 3, 2016, Mr. Epperson and Mr. Taibi held a telephonic meeting at which Mr. Epperson shared the views of MaxPoint’s board of directors concerning a potential strategic transaction with Parent from its September 30, 2016 meeting. At the conclusion of the conversation they agreed to continue discussions between the parties.

On October 7, 2016, Parent provided MaxPoint with a non-binding written indication of interest expressing an interest in acquiring MaxPoint for cash at an enterprise value of between $95 million and $105 million, subject to the satisfaction of certain conditions, based on certain assumptions (including with respect to capitalization, cash, debt and debt-like items), and subject to further due diligence (the “Initial Proposal”). There were no financing contingencies associated with the Initial Proposal. The Initial Proposal included a request for a binding obligation to negotiate exclusively with Parent and its affiliates for a period of time.

On October 14, 2016, Mr. Epperson held a telephonic meeting with Mr. Taibi in which he shared the views of MaxPoint’s board of directors. Mr. Taibi indicated to Mr. Epperson that Parent would be unwilling to commit additional time and resources to exploring a transaction absent an understanding of the price at which MaxPoint’s board of directors would be willing to transact.

On October 20 and October 24, 2016, representatives of Goldman Sachs held telephonic meetings with a representative of Parent to discuss feedback on the Initial Proposal, including that MaxPoint’s board of directors did not view the proposed offer price in the Initial Proposal as adequately reflecting the value of MaxPoint and inviting Parent to engage in further due diligence to determine if it could improve its proposal significantly. The representative of Parent indicated to representatives of Goldman Sachs that Parent believed its initial offer was fair and represented a significant premium and that Parent would not be willing to increase its offer significantly.

On November 16, 2016, representatives of Goldman Sachs held a telephonic meeting with Mr. Taibi to discuss potential next steps the parties could take in connection with a potential transaction. Mr. Taibi again indicated that Parent would not be willing to increase the price significantly.

There were no further discussions between the parties regarding a potential transaction between November 2016 and May 2017.

In May 2017, Mr. Taibi and Mr. Epperson corresponded by electronic mail to set up a telephonic meeting.

The telephonic meeting between Mr. Taibi and Mr. Epperson took place on June 5, 2017, at which Mr. Taibi expressed Parent’s interest in restarting the discussions Parent and MaxPoint had in 2016 regarding a potential strategic transaction.

On June 13 and 14, 2017, Mr. Epperson met with Mr. Taibi and Paul Meister, the President of M&F, in New York City. The parties provided each other with a business update, and Mr. Epperson shared MaxPoint board of director’s expectation that any offer from Parent to acquire MaxPoint should be at a substantial premium to the market price per share of MaxPoint’s stock on the Nasdaq and the market price per share at the time of announcement of a transaction.

On June 27, 2017, Mr. Epperson, Mr. Schomber, Mr. Alvey and other members of senior management held additional meetings to discuss MaxPoint’s business, products and strategy with Mr. Taibi, Mr. Meister and representatives of Parent and Valassis at M&F’s offices in New York City.

On July 6, 2017, Mr. Epperson met with Mr. Taibi and Victor Nichols, CEO of Parent, to further discuss MaxPoint’s business, products and strategy at MaxPoint’s corporate offices in Morrisville, North Carolina. In the meeting, Mr. Epperson reiterated MaxPoint board of director’s expectation that any offer from Parent to acquire MaxPoint should be at a substantial premium to the current market price per share of MaxPoint’s stock on the Nasdaq and the market price per share at the time of announcement of a transaction. Mr. Taibi indicated that Parent would submit a written indication of interest.

On July 7, 2017, Parent provided MaxPoint with a non-binding written indication of interest expressing an interest in acquiring MaxPoint at an enterprise value of $113 million in cash (which the letter stated implied a per-share purchase price of $13.49), based on certain assumptions (including with respect to capitalization, cash, debt, and debt-like items), and subject to further due diligence (the “July 7 Proposal”). There were no financing contingencies associated with the July 7 Proposal. The July 7 Proposal requested a binding obligation to negotiate exclusively with Parent and its affiliates for a period of time.

Later on July 10, 2017, Mr. Epperson communicated by electronic mail with Mr. Taibi MaxPoint board of director’s view that the July 7 Proposal did not adequately reflect the value of MaxPoint and rejected the July 7 Proposal.

In a telephonic meeting on July 20, 2017 with Mr. Epperson, Mr. Meister indicated that Parent would be willing to consider advancing the discussion of a potential transaction, and the parties agreed to continue discussions regarding such a transaction.

On July 21, 2017, Parent provided MaxPoint with a revised non-binding written indication of interest expressing an interest in acquiring MaxPoint at a per-share purchase price of between $14.00 and $14.60 in cash, based on certain assumptions (including with respect to capitalization, cash, debt, and debt-like items), and subject to further due diligence (the “July 21 Proposal”). The per-share purchase price range in the July 21 Proposal implied an enterprise value of between approximately $116 million and $121 million. There were no financing contingencies associated with the July 21 Proposal and it did not request a binding obligation to negotiate exclusively with Parent and its affiliates for a period of time. The July 21 Proposal indicated that during a two-phased due diligence process, which Parent was prepared to commence immediately, Parent expected the parties would agree on a mutually acceptable final price within the proposed enterprise value range and enter into a period of exclusive negotiations during the second phase.

On July 23, 2017, Mr. Epperson sent an electronic mail to representatives of Parent indicating that MaxPoint board of directors had convened with its advisors and was willing to follow the process outlined in the July 21 Proposal.

On July 25, 2017, MaxPoint sent a draft merger agreement prepared by GDSVF&H to Parent contemplating a transaction effected through a tender offer followed by a short-form merger under Section 251(h) of the DGCL if, prior to the expiration of the offer period, MaxPoint’s stockholders tendered shares representing more than 50% of the then outstanding shares of MaxPoint’s common stock and such tendered shares have been irrevocably accepted for exchange and received by the depositary for the tender offer.

On August 1 and 2, 2017, Mr. Epperson, Mr. Schomber, Mr. Alvey and other members of senior management held additional meetings to discuss MaxPoint’s business, products and strategy with Mr. Taibi, Mr. Nichols and other representatives of Parent and Valassis at a hotel near MaxPoint’s offices in Morrisville, North Carolina.

On August 3, 2017, representatives of Kirkland & Ellis LLP (“K&E”), legal counsel to Parent, provided comments to the draft merger agreement, and between that date and August 27, 2017, representatives of GDSVF&H and representatives of K&E negotiated the Merger Agreement on behalf of MaxPoint and Parent, respectively. The negotiations focused, among other things, on the circumstances under which the Merger Agreement could be terminated, the circumstances in which termination fees would be payable, and the nature and scope of MaxPoint’s non-solicitation obligations, including the ability of MaxPoint to accept an unsolicited acquisition proposal that would be financially superior to the offer from Parent. During this time the representatives of K&E provided drafts of, and the representatives of GDSVF&H facilitated the negotiation between Madrona Venture Group (“Madrona”), Trinity Ventures (“Trinity”) and Mr. Epperson, on the one hand, and K&E and Parent, on the other hand, of the Support Agreement, under which Madrona, Trinity and Mr. Epperson (each of whom was a significant stockholder of MaxPoint) would agree with Parent to commit to the Offer and Merger and agree to tender their shares in the Offer, and the negotiation between certain executive officers, on the one hand, and K&E and Parent, on the other hand, of the Restrictive Covenant Agreements, under which such executive officers would agree with MaxPoint and Parent to certain non-compete, non-solicitation, non-disparagement and confidentiality provisions. Parent conveyed to Maxpoint, Madrona, Trinity, Mr. Epperson and certain executive officers that the Support Agreement and Restrictive Covenant Agreements were a condition to, and contingent upon, the execution of the Merger Agreement.

On August 9, 2017, Parent provided MaxPoint with a further revised non-binding written indication of interest expressing an interest in acquiring MaxPoint at an enterprise value of approximately $118 million in cash (which the letter stated implied a per-share purchase price of $14.00 per share), based on certain assumptions (including with respect to capitalization, cash, debt, and debt-like items), and subject to further due diligence (the “August Proposal”). There were no financing contingencies associated with the August Proposal. The August Proposal requested a binding obligation to negotiate exclusively with Parent and its affiliates until August 28, 2017.

On August 15, 2017, Parent and MaxPoint executed the August Proposal.

Parent’s due diligence process with MaxPoint continued from August 15, 2017, through the signing of the Merger Agreement.

From August 25, 2017, until the evening of August 26, 2017, representatives of GDSVF&H and K&E and the managements of MaxPoint and Parent continued to negotiate the Merger Agreement, and GDSVF&H facilitated the negotiation with K&E and Parent of the Support Agreement and the form of Restrictive Covenant Agreement. As part of these negotiations and as a result of Parent’s due diligence of MaxPoint’s anticipated capitalization at closing of the transaction and certain debt-like items, the parties agreed upon a final price for the Offer of $13.86 per share, which implied the same enterprise value of approximately $118 million as in the August Proposal. Negotiations regarding the Support Agreement focused on the request of Parent that in the event MaxPoint terminates the Merger Agreement to accept an unsolicited acquisition proposal that is financially superior, each of Madrona, Trinity and Mr. Epperson would agree to pay to Parent 50% of the difference between the price per share in the superior proposal and that in the Offer. Representatives of GDSVF&H had previously attempted to remove such provision in its entirety but were informed by representatives of K&E that Parent believed such provision was a critical component of Parent’s proposal to acquire MaxPoint and Parent was not willing to remove such provision. Following negotiation, the parties ultimately reached a compromise that such percentage be set at 40%.

On the evening of August 26, 2017, representatives of GDSVF&H notified representatives of K&E that the Merger Agreement had been approved by MaxPoint’s board of directors.

From the evening of August 26, 2017, until the evening of August 27, 2017, representatives of GDSVF&H and K&E and the managements of MaxPoint and Parent negotiated the final points of the disclosure schedules to the Merger Agreement, and GDSVF&H facilitated the final negotiation with K&E and Parent of the Support Agreement and each Restrictive Covenant Agreement. On the evening of August 27, 2017, MaxPoint and Parent executed the Merger Agreement; Parent, Purchaser and MaxPoint stockholders party thereto executed the Support Agreement; and Parent, Purchaser, MaxPoint and certain executive officers executed each respective Restrictive Covenant Agreement.

On August 28, 2017, prior to the opening of trading on the Nasdaq, MaxPoint and Valassis issued a joint press release announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements

For more information on the Merger Agreement and the other agreements between MaxPoint, Parent and Purchaser and their respective related parties, see Section 8 - “Certain Information Concerning Parent and Purchaser,” Section 9 - “Source and Amount of Funds,” and Section 11 - “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 - “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement governs the contractual rights among MaxPoint, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to the Schedule TO in order to provide MaxPoint’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in MaxPoint’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by MaxPoint to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among MaxPoint, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among MaxPoint, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about MaxPoint, Parent or Purchaser. MaxPoint’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of MaxPoint’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and MaxPoint’s stockholders should not interpret the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of MaxPoint, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than September 11, 2017. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not properly withdrawn in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 - “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 - “Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer promptly after the applicable Expiration Date, as may be extended pursuant to the terms of the Merger Agreement. Acceptance of payment for Shares pursuant to and subject to the conditions of the Offer shall occur on October 10, 2017 unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that MaxPoint’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price (other than if the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, in which case the Offer Price shall be adjusted to the extent appropriate to give the holders of such Shares the same economic effect as contemplated by the Merger Agreement);

•	change the form of consideration payable in the Offer;
•	decrease the number of Shares to be purchased in the Offer;
•	amend or modify any of the conditions to the Offer in a manner that broadens such conditions, makes such conditions more onerous or is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement; or
•	extend the Offer in a manner other than pursuant to and in accordance with the Merger Agreement.

Purchaser cannot amend or waive the Minimum Condition.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	Purchaser shall extend the Offer for any period if required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the NASDAQ.
•	If, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, Purchaser shall extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for successive extension periods of up to 10 business days each. However, if all conditions to the Offer other than the Minimum Condition have been satisfied, Purchaser is not required to extend the Offer beyond an aggregate of 30 business days to permit satisfaction of the Minimum Condition.
•	Purchaser may extend the Offer for one or more periods of up to 10 business days if Parent delivers a Financing Extension Notice and either (i) the Marketing Period has not expired (in which case, such extension shall not be for more than 1 business day after the date of expiration of the Marketing Period) or (ii) the full amount of proceeds of the Debt Financing have not been, or would not be, received by Parent or Purchaser at the Expiration Date unless the Expiration Date were to be extended.
•	However, in no event will Purchaser extend the Offer beyond the Outside Date.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement in accordance with the terms of the Merger Agreement.

Marketing Period. The “Marketing Period” is defined in the Merger Agreement to be the first period of 13 consecutive business days (i) beginning as of the first day by which MaxPoint has provided to Parent certain required financial information, (ii) throughout which Parent shall have the required financial information and (iii) throughout which the conditions to the Offer relating to (A) the absence of injunctions, (B) truth and correctness of MaxPoint’s representations and warranties, (C) performance by MaxPoint of its obligations, covenants or agreements in the Merger Agreement, (D) absence of a “Material Adverse Effect” (as described below) and (E) absence of a termination of the Merger Agreement shall be satisfied and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Acceptance Time or the Merger Closing Date, as applicable, was scheduled for any time during such 13 consecutive business day period, subject to certain exceptions described in the Merger Agreement.

The Marketing Period generally would not be deemed to commence at a time when (1) MaxPoint has publicly announced its intention to, or has determined that it may need to, restate its historical financial results (in which case, the Marketing Period would not commence until such restatement is completed), (2) MaxPoint’s independent accountants have withdrawn any audit opinion with respect to any financial statements contained in the required financial information (in which case, the Marketing Period would not commence until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods), or (3) MaxPoint has failed to file any periodic or current report required to be filed with the SEC (in which case, the Marketing Period would not commence until all such reports have been filed). The Merger Agreement also provides that the Marketing Period shall not commence until September 5, 2017 and shall not include

November 24, 2017, and if the Marketing Period has not been completed on or prior to December 15, 2017, then the Marketing Period shall commence no earlier than January 2, 2018. MaxPoint may notify Parent that MaxPoint reasonably believes that it has delivered the required financial information and that the Marketing Period has therefore commenced; Parent may dispute such notice within three business days of delivery thereof.

Board of Directors and Officers. Under the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and, except as determined by Parent or Purchaser prior to the Effective Time, the officers of the Surviving Corporation shall consist of the officers of MaxPoint immediately prior to the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL Section 251(h), at the Effective Time, Purchaser will be merged with and into MaxPoint, the separate corporate existence of Purchaser will cease, and MaxPoint will continue as the Surviving Corporation after the Merger.

At the Effective Time, the certificate of incorporation and bylaws (unless otherwise determined by Parent prior to the Effective Time) of the Surviving Corporation will be amended to conform to the certificate of incorporation and bylaws of Purchaser, except that the name of the Surviving Corporation shall be “MaxPoint Interactive, Inc.” and such certificate of incorporation and bylaws shall comply with the provisions of the Merger Agreement described below under “- Directors’ and Officers’ Indemnification and Insurance.”

The obligations of MaxPoint and Parent to complete the Merger are subject to the satisfaction or waiver by MaxPoint and Parent of the following conditions:

•	no law or rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent enacted, promulgated, issued, enforced or entered by any governmental authority of competent jurisdiction shall be in effect restraining, preventing, prohibiting or prohibiting the consummation of the Merger; and
•	Purchaser or its permitted assignee shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by MaxPoint as treasury stock or Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which will be canceled and retired without consideration or payment, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be canceled and converted automatically into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law; provided that if prior to the Effective Time the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, the Offer Price shall be adjusted to the extent appropriate to give the holders of such Shares the same economic effect as contemplated by the Merger Agreement. Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

The holders of book-entry shares which immediately prior to the Effective Time represented Shares shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such book-entry shares in accordance with the procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” the Merger Consideration.

Treatment of Options. The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under the MaxPoint equity compensation plan (“Options”). Pursuant to the Merger Agreement, each (i) vested Option that is outstanding as of immediately prior to the Effective Time (taking into account any vesting pursuant to MaxPoint’s “Change in Control Policy” for employees who do not continue employment with the Company or vesting that would have occurred on or prior to December 31, 2017 in accordance with their terms in the ordinary course) will be canceled and converted into the right to receive an amount in cash equal to the excess, if any, of the Offer Price and the exercise price for each Option and (ii) each unvested Option that is outstanding as of immediately prior to the Effective Time shall be canceled and terminated without any cash payment being made in respect thereof. For the avoidance of doubt, if the exercise price per Share of any vested Option is equal to or greater than the Merger Consideration, such Option shall be canceled and terminated without any cash payment being made in respect thereof.

Treatment of Restricted Stock Units. The Offer is made only for Shares and is not made for any restricted stock units in respect of Shares that were granted under the MaxPoint equity compensation plan (“RSUs”). Pursuant to the Merger Agreement, each vested RSU as of immediately prior to the Effective Time (taking into account any vesting pursuant to MaxPoint’s “Change in Control Policy” for employees who do not continue employment with the Company or vesting that would have occurred on or prior to December 31, 2017 in accordance with their terms in the ordinary course) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. All unvested RSUs as of immediately prior to the Effective Time will be canceled for no consideration.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by MaxPoint to Parent and Purchaser and representations and warranties made by Parent and Purchaser to MaxPoint. The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among MaxPoint, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in MaxPoint’s or Purchaser’s public disclosures. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

In the Merger Agreement, MaxPoint has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to MaxPoint and its subsidiaries, such as organization, foundational documents, standing, qualification, power and authority;
•	its capitalization;
•	authority relative to the Merger Agreement;
•	required consents and approvals, and no violations of organizational documents or agreements;
•	permits and licenses and compliance with laws;
•	its financial statements and SEC filings;
•	its disclosure controls and internal controls over financial reporting;
•	the absence of undisclosed liabilities;
•	the absence of a Material Adverse Effect and certain changes or events;
•	the absence of litigation;
•	employee benefit plans;
•	labor and employment matters;
•	accuracy of information supplied for purposes of this Schedule TO and the Schedule 14D-9, along with all exhibits, supplements, and amendments;
•	properties and leases;
•	intellectual property;
•	taxes;

•	environmental matters;
•	material contracts;
•	insurance;
•	brokers’ fees and expenses;
•	inapplicability of anti-takeover statutes;
•	certain business practices;
•	data protection;
•	compliance with anti-corruption and anti-bribery laws;
•	lack of affiliate transactions;
•	the opinion of its financial advisor; and
•	significant suppliers and customers.

Material Adverse Effect. Some of the representations and warranties in the Merger Agreement made by MaxPoint are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, occurrence, condition, circumstance, development, state of facts, change or effect that, individually or in the aggregate, is materially adverse or has had a material adverse effect on (a) the business, financial condition, assets, liabilities or results of operations of MaxPoint and its subsidiaries, taken as a whole or (b) the ability of MaxPoint to consummate the Offer and the Merger. The definition of “Material Adverse Effect” excludes and does not take into account the following (except (A) in the case of the following clauses (i)-(iii) and (v), to the extent MaxPoint and its subsidiaries are disproportionately affected by such matters relative to other peers of the Company in the same industry and (B) in the case of the following clause (vii), the underlying causes of such matters may be taken into account):

(i)	changes in the industry in which MaxPoint operates;
(ii)	changes in the general economic or general business conditions within the U.S.;
(iii)	general changes in the economy or securities, credit, financial or other capital markets of the U.S. (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes);
(iv)	earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of terrorism, war, sabotage, national or international calamity, military action or any other similar event or any change, escalation or worsening thereof;
(v)	any change in GAAP or any change in laws (or interpretation or enforcement thereof) applicable to the operation of the business of MaxPoint and its subsidiaries;
(vi)	any effect, including loss of customers, suppliers, vendors, venue partners, business partners or employees of MaxPoint and its subsidiaries, as a result of the announcement or pendency of the Offer or the Merger;
(vii)	any decline in the market price, or change in trading volume, of the capital stock of MaxPoint or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period;
(viii)	any actions taken, or failure to take any action, in each case, to which Parent or Purchaser has expressly approved, consented or requested in writing or that is expressly required or prohibited by the Merger Agreement; or
(ix)	any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to the Merger Agreement, including allegations of a breach of fiduciary duty or misrepresentation in public disclosure of any demand, action, claim or proceeding for appraisal of any Shares pursuant to the DGCL in connection with the Merger Agreement.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to MaxPoint with respect to:

•	corporate matters, such as organization, foundational documents, standing, qualification, power and authority;
•	authority relative to the Merger Agreement;
•	required consents and approvals, and no violations of laws or organizational documents;
•	available financing;
•	absence of litigation;
•	the capital stock ownership, obligations, liabilities, and activities of Purchaser;
•	ownership of securities of MaxPoint; and
•	accuracy of information supplied for purposes of this Schedule TO and the Schedule 14D-9, along with all exhibits, supplements, and amendments.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality.”

None of the representations and warranties contained in the Merger Agreement or in any certificate or schedule or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. MaxPoint has agreed that while the Merger Agreement is in force and prior to the Effective Time, except as permitted by the Merger Agreement, required by applicable law or as consented to in writing by Parent, it (i) shall conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of MaxPoint and its subsidiaries and to preserve business organizations of MaxPoint and its subsidiaries intact and to maintain existing relations and goodwill with customers, suppliers, landlords, advertisement exchange partners, resellers, distributor partners and other persons with whom the MaxPoint or its subsidiaries has material business relations and (ii) shall not, and shall cause its subsidiaries not to:

•	amend MaxPoint’s or its subsidiaries’ organizational documents;
•	issue, sell, pledge, dispose of, grant, subject to any lien or encumber, or authorize the issuance, sale, pledge, disposition, grant, subjection of any lien or encumbrance of, any shares of any class of capital stock of the MaxPoint or its subsidiaries, or any options, calls, warrants, convertible, exercisable or exchangeable securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of MaxPoint or its subsidiaries, subject to limited exceptions in respect of the exercise or settlement of MaxPoint equity awards;
•	assign, transfer, lease, sell, pledge, license, dispose of, abandon, allow to lapse or expire, or encumber or subject to any material lien any material assets or properties (which, for the avoidance of doubt, shall include any material Intellectual Property) of MaxPoint or its subsidiaries, subject to limited exceptions in respect of certain non-exclusive licenses of intellectual property and expirations of patents at the end of their respective statutory terms;
•	disclose any trade secret of MaxPoint or its subsidiaries other than pursuant to a confidentiality agreement;
•	declare, accrue, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions paid in cash from a wholly owned subsidiary of MaxPoint to MaxPoint or another wholly owned subsidiary of MaxPoint);
•	reclassify, combine, split, subdivide or redeem, reacquire or purchase or otherwise acquire, directly or indirectly, any of its capital stock or any options, calls, warrants or other rights to acquire such capital stock, securities or interests in lieu of or in substitution for its capital stock, subject to limited exceptions in respect of MaxPoint equity awards;

•	(i) acquire or agree to acquire, directly or indirectly (including by merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or acquisition of stock or assets or any other business combination) any equity interests in or business of a corporation, partnership, other business organization or any division thereof or any other business or person; (ii) incur any indebtedness for borrowed money or issue any debt securities, or assume, guarantee, redeem, repurchase, prepay, defease, incur or endorse, or otherwise become liable for (contingently or otherwise), the borrowing obligations of any person, which collectively with then existing indebtedness of MaxPoint as of the time of determination, such that the outstanding balance is in excess of, in the aggregate, $28,000,000; (iii) make any loans, advances or capital contributions, except for immaterial employee loans or advances for expenses and extended payment terms for customers, in each case subject to applicable law and only in the ordinary course of business consistent with past practice; (iv) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly-owned subsidiary of MaxPoint; (v) commit to any non-cancelable future expenditure individually in excess of $450,000 (other than with respect to expenditures on real-time bidding exchanges) or (vi) enter into or amend any contract with respect to any matter set forth above;
•	make or change any tax election, adopt or change any accounting period or any accounting method with respect to taxes, file any amended tax return, enter into any closing agreement with respect to taxes, settle any tax claim or assessment relating to MaxPoint or its subsidiaries, surrender or abandon any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to MaxPoint or its subsidiaries, destroy or dispose of any books and records with respect to tax matters relating to periods beginning before the Effective Time and for which the statute of limitations is still open or under which a record retention agreement is in place with a governmental authority of competent jurisdiction;
•	commence, initiate, compromise or settle any litigation, claim, arbitration or other action, or any actual or threatened litigation, other than settlements or compromises that involve only the payment of monetary damages not in excess of $100,000 individually or $200,000 in the aggregate, except (i) for collections of accounts receivable, (ii) in such cases where MaxPoint in good faith determines that failure to commence such action would result in the material impairment of a valuable aspect of its business, (iii) as otherwise permitted or required by the Merger Agreement or (iv) to enforce the Merger Agreement;
•	except as required by law or in the ordinary course of business consistent with past practice, enter into, modify or amend certain material contracts or leases in any material respect, or consent to the termination of, any such contract, or waive or consent to the termination of MaxPoint’s or its subsidiaries’ material rights thereunder (other than expiration of a material contract or lease in accordance with its terms);
•	enter into, amend or termination any agreement containing right of first refusal, non-compete, exclusivity, most-favored-nation or similar provisions, any agreement with a governmental authority containing material outstanding obligations, or any agreement with a related person that would be required to be disclosed under the SEC rules, or enter into any collective bargaining agreement or similar agreement;
•	except as required by law or any employee benefit plans, (i) increase, or commit to increase, the amount of the compensation or benefits payable or to become payable to any employee, officer, director or other individual service provider of MaxPoint or its subsidiaries; (ii) grant to any employee, officer, director or other individual service provider of MaxPoint or its subsidiaries any increase in severance or termination pay; (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation; (iv) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any employee, officer, director or other individual service provider of MaxPoint or its subsidiaries (other than offer letters that provide for at-will employment without any severance, change in control or retention benefits for newly hired employees); (v) establish, adopt, enter into, amend or terminate any employee benefit plan; or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable to or that may become payable to any employee, officer, director or other individual service provider of the MaxPoint or its subsidiaries;

•	(i) hire or terminate any employee or other individual service provider whose total annual compensation is in excess of $175,000 or (ii) increase the number of employees of the Company above 370;
•	enter into or materially amend or otherwise modify any contract or arrangement with persons that are affiliates or are executive officers or directors of MaxPoint;
•	implement any layoffs that could implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar laws;
•	delay the payment of any trade payables to vendors and other third parties or accelerate the collection of trade receivables and other receivables, in each case, outside the ordinary course of business consistent with past practices;
•	terminate, cancel, amend or modify any insurance coverage policy maintained by MaxPoint or any of its subsidiaries that is not simultaneously replaced by a comparable amount of insurance coverage;
•	adopt a plan of complete or partial liquidation or dissolution;
•	other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;
•	establish any new business segment outside of its existing segments;
•	incur any capital expenditures or any obligations or liabilities in respect thereof, or otherwise expend or agree to commit to expend any cash in excess of certain threshold amounts;
•	fail to maintain the leased real property of MaxPoint in substantially the same condition, ordinary wear and tear, casualty and condemnation excepted; or
•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to do any of the actions described in any preceding bullet point.

Access to Information. Until the Effective Time or until the termination of the Merger Agreement, MaxPoint has agreed to provide Parent and Purchaser with reasonable access at all reasonable times to its officers, employees, agents, properties, offices and other facilities, books, records, tax returns, operating and financial reports, work papers, assets, contracts and other documents and information relating to MaxPoint and its subsidiaries, subject to certain customary exceptions and limitations.

Directors’ and Officers’ Indemnification and Insurance. After the Offer Closing, Parent has agreed to, and has agreed to cause MaxPoint, the Surviving Corporation and any of their respective applicable subsidiaries to fulfill and honor in all respects of the obligations of MaxPoint pursuant to any indemnification, exculpation or advance of expense or similar agreements or organizational documents in favor of all past and present directors and officers of MaxPoint and its subsidiaries. Parent has also agreed to cause to be maintained in effect for a period of six years after the Merger Closing, officers’ and directors’ liability, fiduciary liability and similar insurance with coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, subject to the limitation that the annual premiums in the aggregate may not exceed 300% of the annual amount MaxPoint paid in its last full fiscal year in respect of directors’ and officers’ liability insurance. Parent, the Surviving Corporation, or MaxPoint (with the prior written consent of Parent) may purchase a “tail” policy prior to the Effective Time, which shall satisfy the obligation of Parent to maintain such liability insurance.

Appropriate Action; Consents; Filings. Parent and MaxPoint each has agreed to file a Notification and Report Form pursuant to the HSR Act with respect to the Offer within 10 business days of the Merger Agreement. Each of Parent and MaxPoint has further agreed to: (i) furnish promptly to the FTC, the Antitrust Division of the Department of Justice (the “Antitrust Division”) and any other requesting governmental authority any additional information or documentary material requested by any of them pursuant to the HSR Act or any other antitrust or related law in connection with such filings, (ii) consult in advance and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other antitrust law and (iii) cooperate fully with each other in connection with the making of all such filings or responses. Each of Parent and MaxPoint shall use its reasonable best efforts to resolve any objections from a governmental authority, including to promptly comply with any second request from the FTC or Antitrust Division. However, neither Parent, Purchaser nor their respective affiliates shall be required to divest any assets, consent to any restrictions on its operations or contest any action brought by any governmental authority against such party which seeks to prohibit, prevent or restrict the transactions contemplated by the Merger Agreement.

Public Announcements. Parent and MaxPoint have agreed not to make any press release or other public statement regarding the Offer and the Merger without the prior consent of the other party, subject to certain exceptions.

Notification of Certain Events. MaxPoint has agreed to give prompt notice to Parent and Purchaser in writing:

•	upon becoming aware that any representation or warranty made by it in the merger agreement has become untrue or inaccurate, or of any failure of such party to comply with any covenant or agreement to be complied with by it under the merger agreement, in each case, such that any condition to the Offer or the Merger would fail to be satisfied; and
•	of the occurrence or existence of any effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

Parent has agreed to give prompt notice to MaxPoint in writing:

•	upon becoming aware that any representation or warranty made by it in the merger agreement has become untrue or inaccurate, or of any failure of such party to comply with any covenant or agreement to be complied with by it under the Merger Agreement, in each case, such that would prevent or materially delay consummation of the Offer or the Merger or otherwise prevent Parent or Purchaser from performing their material obligations under the Merger Agreement.

Stockholder Litigation. Parent, Purchaser and MaxPoint have agreed to promptly notify the other parties of any action, suit, proceeding or investigation that is instituted or threatened in writing against such party to restrain, prohibit or otherwise challenge the legality of or seek damages in connection with the Merger Agreement, the Offer, or the Merger. MaxPoint has also agreed to give Parent the opportunity to participate in (but not control) the defense or settlement of any stockholder litigation or claims against MaxPoint or any of its directors relating to the Offer or the Merger, in each case which seek to prohibit or restrain the Offer or the Merger, and no settlement will be agreed to or offered without the prior written consent of Parent.

Employee Matters. Parent will (or will cause the Surviving Corporation or a subsidiary of MaxPoint to) provide to each continuing employee during the one-year period following the Effective Time (or such shorter period of employment, as the case may be) with substantially similar (i) compensation (including base salary and annual target cash bonus opportunities, and excluding the value attributable to equity-based incentive awards) and (ii) severance (other than severance benefits provided to employees terminated for poor performance) that are substantially similar to that provided to continuing employees prior to the Effective Time, and employee benefits that are in the aggregate, substantially comparable to and the employee benefits (excluding any long-term incentive opportunities, employer matching contributions under any qualified defined contribution retirement plan, equity based compensation or benefits, vacation benefits, retiree medical or life insurance benefits and defined benefit plan benefits) provided (i) to such employee immediately prior to the Effective Time or (ii) similarly situated employees of Parent and its subsidiaries (other than MaxPoint and its subsidiaries).

As of the Effective Time, Parent will (or will cause the Surviving Corporation and their respective subsidiaries to) recognize all service of each continuing employee prior to the Effective Time to MaxPoint (or any predecessor entities) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan or retiree welfare plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such employee received, immediately before the Effective Time, credit for such service under any similar MaxPoint employee benefit plan in which such employee participated immediately prior to the Effective Time and to the extent credit for such service was recognized under the corresponding MaxPoint plan. However, such service credit will not result in any duplication of benefits for the same period of service.

Efforts to Obtain Financing. In the Merger Agreement, Parent has agreed to use reasonable best efforts (and to cause its subsidiaries to use reasonable best efforts) to: (i) comply with and maintain in effect the Debt Financing and the Debt Commitment Letter, (ii) satisfy, or cause their representatives to satisfy, on a timely basis all conditions in the Commitment Letter, the fee letter referred to in the Commitment Letter (the “Fee Letter”) and the definitive agreements within their control and (iii) comply with their obligations under the Commitment Letter and enforce their rights under the Commitment Letter, to the extent that the failure to comply or enforce would adversely impact the amount, timing or availability of the Debt Financing.

Unless Parent has sufficient funds from other sources, Parent has also agreed to use reasonable best efforts (and to cause its subsidiaries to use reasonable best efforts) to obtain the proceeds of the Debt Financing, including to use their respective reasonable best efforts to: (i) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions not less favorable, in the aggregate, than those contained in the Commitment Letter and the Fee Letter, and (ii) in the event that all conditions to the Debt Financing have been satisfied and Parent is required to consummate the Offer, cause the Debt Financing Sources or other lenders to fund the Debt Financing.

Parent shall not, without the prior written consent of MaxPoint (which shall not be unreasonably withheld, conditioned or delayed) and subject to certain exceptions, permit any amendments or modifications to, or any waivers of, any provision under the Commitment Letter or the Fee Letter that would (i) reduce the aggregate amount of the Debt Financing to an amount such that the Parent could not complete the Offer and the Merger and related transactions, (ii) impose new or additional conditions, or otherwise expand, amend or modify any conditions to the receipt of the Debt Financing in a manner that would be reasonably expected to materially delay or prevent the Offer or the availability of the Debt Financing or (iii) adversely impact in any material respect the ability of Parent to enforce its rights against the other parties to the Commitment Letter.

If a portion of the Debt Financing becomes unavailable, with certain exceptions, Parent will promptly notify MaxPoint and will use its reasonable best efforts to negotiate and obtain, on a timely basis, alternative debt financing (in an amount sufficient, when assuming the satisfaction of the conditions to the Offer and the Merger and taken together with cash available to Parent and any then-available portion of the Debt Financing, to complete the Offer and the Merger, the refinancing of certain indebtedness of MaxPoint, and the related costs and expenses required to be paid at the Acceptance Time and on the Merger Closing Date) from the same or other sources and which do not impose new or additional conditions, or otherwise expand, amend or modify any conditions in the Commitment Letter in a manner that would be reasonably expected to materially delay or prevent the Offer or the availability of the Debt Financing (provided that Parent shall not be required to obtain alternative financing on terms and conditions that are materially less favorable, taken as a whole, to Parent than those contained in the Commitment Letter and the Fee Letter).

Financing Cooperation. MaxPoint has agreed to use reasonable best efforts (and to cause any subsidiaries to use reasonable best efforts) to cause their respective officers, employees, consultants and advisors, including legal and accounting advisors, of MaxPoint and its subsidiaries to provide to Parent customary cooperation in connection with arranging, obtaining and syndicating the Debt Financing as may be reasonably requested by Parent or Purchaser, including certain specific actions set forth in the Merger Agreement.

No Solicitation. From and after the date of the Merger Agreement, until the termination of the Merger Agreement pursuant to its terms, MaxPoint has agreed not to, shall cause its subsidiaries not to, and shall not permit its and their respective directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives to, directly or indirectly:

•	solicit, initiate, knowingly encourage, assist, participate in or knowingly facilitate any Acquisition Proposal (as defined below) or the making thereof to MaxPoint or its stockholders;
•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their respective directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives in their capacities as such) with respect to any Acquisition Proposal;
•	waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person (other than Parent or its affiliates) related to the sales process conducted by MaxPoint or in connection with an Acquisition Proposal;

•	take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute (including Section 203 of the DGCL) or any restrictive provision of any applicable anti-takeover provision in MaxPoint’s organizational documents, in each case inapplicable to any person (other than Parent, Purchaser or any of their affiliates) or any Acquisition Proposal;
•	have the MaxPoint board of directors resolve or agree to do any of the actions described in the foregoing bullets.

However, at any time prior to the Expiration Time, in response to an unsolicited bona fide written Acquisition Proposal made after the date of the Merger Agreement, that did not result from a breach of the non-solicitation provisions described above, that the MaxPoint board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, is or would reasonably be expected to lead to a Superior Proposal (as defined below), MaxPoint may take the following actions upon a good faith determination by MaxPoint’s board of directors (after consultation with its outside counsel) that failure to take such action would be inconsistent with the MaxPoint’s board of directors’ fiduciary duties under applicable law:

•	furnish information with respect to MaxPoint and its subsidiaries to the person making such Acquisition Proposal (and its representatives) pursuant to a confidentiality agreement that contains such terms in the aggregate no less favorable to MaxPoint than those contained in the confidentiality agreement between MaxPoint and Valassis (as defined below), subject to certain qualifications; and
•	participate in discussions or negotiations with the person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal.

In addition, prior to the Expiration Time, MaxPoint may, to the extent MaxPoint’s board of directors determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable law, not enforce any “standstill” or similar agreement to which MaxPoint or any of its subsidiaries is a party for the sole purpose of allowing the other party to such agreement to submit a private Acquisition Proposal to MaxPoint’s board of directors that will constitute, or would reasonably be expected to lead to, a Superior Proposal.

MaxPoint has agreed to promptly advise Parent orally and in writing, in no event later than 24 hours after learning of relevant information of receipt of any Acquisition Proposal, including the material terms and conditions of such Acquisition Proposal and the identity of the person making such Acquisition Proposal, and provide a copy of any documents relating to such Acquisition Proposal, or if such Acquisition Proposal is provided orally to MaxPoint, MaxPoint shall summarize in writing the terms of such Acquisition Proposal. Thereafter, MaxPoint shall keep Parent informed on a reasonably prompt basis in all material respects of the status and details (including any material change to the terms thereof) of any Acquisition Proposal.

MaxPoint Board Recommendation. As described in more detail in the Schedule 14D-9, the board of directors of MaxPoint, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MaxPoint and its stockholders; and (ii) recommended that MaxPoint’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “MaxPoint Board Recommendation”).

The Merger Agreement provides that until the earlier of the Acceptance Time and the termination of the Merger Agreement in accordance with the terms thereof, neither the MaxPoint board of directors nor any committee thereof shall: (x) (A) fail to make, withdraw, modify, amend or qualify or publicly propose to withdraw, modify, amend or qualify, in any manner adverse to Parent or Purchaser, the MaxPoint Board Recommendation, (B) fail to recommend against acceptance of any tender offer or exchange offer other than the Offer for the Shares within 10 business days of the commencement of such offer, (C) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal, (D) fail to reconfirm the MaxPoint Board Recommendation within 10 business days after the commencement of a tender or exchange offer or public announcement or public notice of an Acquisition Proposal from a third party after written request from Parent to do so, (E) fail to include the MaxPoint Board Recommendation in the Schedule 14D-9 or to permit Parent to include the MaxPoint Board Recommendation in the Offer Documents or (F) resolve or agree to take any of the foregoing actions (each such foregoing action or failure to act, a “MaxPoint Recommendation Change”) or (y)

approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, or allow MaxPoint or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract constituting or related to, any Acquisition Proposal (any of the foregoing, an “Acquisition Agreement”).

Notwithstanding the foregoing, if the MaxPoint board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) that failure to take such action would be inconsistent with its fiduciary duties under applicable law the MaxPoint board of directors may at any time prior to the Expiration Time, (i) if there is an Intervening Event, take the actions described in clauses (x)(A), (E) or (F) of the definition of MaxPoint Recommendation Change (any such MaxPoint Recommendation Change, an “Intervening Event Change in Recommendation”), or (ii) if there is an Acquisition Proposal that the MaxPoint board of directors determines in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a Superior Proposal and that was made after the date of the Merger Agreement, effect a MaxPoint Recommendation Change or terminate the Merger Agreement (and concurrently with the termination, enter into an Acquisition Agreement).

Before MaxPoint may effect a MaxPoint Recommendation Change as described above:

•	MaxPoint must provide prior written notice to Parent at least 4 business days prior to making a MaxPoint Recommendation Change of its intention to make a MaxPoint Recommendation Change, which notice shall describe in reasonable detail the terms and conditions of any Superior Proposal that is the basis of the proposed action by the MaxPoint board of directors and attach the most current form or draft of any written agreement relating to the transaction contemplated by such Superior Proposal; and
•	MaxPoint must, and shall cause its representatives to, during such notice period, negotiate with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that the MaxPoint Recommendation Change is no longer necessary and such Superior Proposal no longer constitutes a Superior Proposal (and, each time there is any material revision to the terms of a Superior Proposal, a notice and negotiation period shall be of 3 business days shall be restarted).

Before MaxPoint may effect an Intervening Event Change in Recommendation as described above:

•	MaxPoint must provide prior written notice to Parent at least 3 business days prior to effecting an Intervening Event Change in Recommendation of its intention to effect an Intervening Event Change in Recommendation, which notice shall specify the Intervening Event in reasonable detail; and
•	MaxPoint must, and shall cause its representatives to, during such notice period, negotiate with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that the Intervening Event Change in Recommendation is no longer necessary (and, each time there is any material change to the circumstances related to the Intervening Event, a notice and negotiation period of 2 business days shall be restarted).

The Merger Agreement defines “Acquisition Proposal” as any proposal, offer, inquiry or indication of interest from a third party (whether or not in writing) relating to, or that could reasonably be expected to lead to:

•	any direct or indirect acquisition or purchase (including by any exclusive license or lease) by any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of (A) assets (including equity securities of any subsidiary of MaxPoint) or businesses that represent 15% or more of the revenues, net income or assets of MaxPoint (measured at the time of determination) and the MaxPoint’s subsidiaries, taken as a whole, or (B) beneficial ownership of 15% or more of any class of equity securities of MaxPoint or of any of MaxPoint’s subsidiaries;
•	any purchase or sale or issuance of, or tender offer or exchange offer for, equity securities of MaxPoint or of any of MaxPoint’s subsidiaries that, if consummated, would result in any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of any class of equity securities of MaxPoint or of any of MaxPoint’s subsidiaries;

•	any merger, consolidation, business combination, recapitalization, reorganization, dual listed structure, joint venture, share exchange or similar transaction involving MaxPoint or of any of MaxPoint’s significant subsidiaries, as a result of which the owners of the equity securities of MaxPoint immediately prior to such event own less than 85% of the equity securities of MaxPoint or the surviving entity immediately following such event; or
•	any liquidation or dissolution of MaxPoint (other than the transactions contemplated by the Merger Agreement).

The Merger Agreement defines “Superior Proposal” as any bona fide written Acquisition Proposal made by a third party which did not result from a breach of the non-solicitation provisions and which, if consummated, would result in such third party (or its stockholders) owning, directly or indirectly, greater than 70% of the equity securities of MaxPoint (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or greater than 70% of the assets of MaxPoint and its subsidiaries, taken as a whole (based on the fair market value thereof, as reasonably determined by the MaxPoint board of directors after consultation with its financial advisor) and which the MaxPoint board of directors determines in good faith after consultation with its outside legal counsel and its financial advisor if consummated, to be (a) more favorable, from a financial point of view, to MaxPoint’s stockholders (in their capacities as stockholders) than the Offer and the Merger and (b) reasonably capable of being consummated on the terms proposed, in each case, taking into account all financial, legal, financing, regulatory and other terms and conditions of such proposal and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or otherwise).

The Merger Agreement defines an “Intervening Event” as an event, fact, development or occurrence that materially affects the business, assets or operations of MaxPoint that is unknown to, and not reasonably foreseeable by, the MaxPoint board of directors as of the date of the Merger Agreement that becomes known to the MaxPoint board of directors after the date of the Merger Agreement and prior to the Expiration Time; however, no event, fact, development or occurrence resulting from or relating to the following will give rise to an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal; or (ii) the fact that MaxPoint exceeds internal or published projections or guidance (except that the underlying causes thereof may be considered in determining whether an Intervening Event has occurred or exists).

Closing Conditions. The obligations of Parent and Purchaser to accept and pay for Shares tendered into the Offer are subject to the satisfaction or waiver of the conditions described in Section 15 - “Certain Conditions of the Offer.” The obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	no law or rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent enacted, promulgated, issued, enforced or entered by any governmental authority of competent jurisdiction shall be in effect restraining, preventing, prohibiting or prohibiting the consummation of the Merger; and
•	Purchaser or its permitted assignee shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and MaxPoint at any time prior to the Acceptance Time;
•	by either Parent, Purchaser or MaxPoint if the Acceptance Time shall have not been consummated on or prior to the Outside Date, subject to certain exceptions (an “Outside Date Termination”);
•	by either Parent, Purchaser or MaxPoint if the Offer shall have expired (without having been extended) without Purchaser having accepted the Offer as a result of the non-satisfaction of one or more Tender Offer Conditions in a circumstance where Purchaser has no further obligation to extend the Offer, subject to certain exceptions (an “Offer Expiration Termination”);
•	by either Parent, Purchaser or MaxPoint at any time prior to the Effective Time if any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent that (x) prior to the Acceptance Time, makes acceptance for payment of, or payment for, the Shares or, prior to the Effective Time, consummation of the Merger illegal or otherwise prohibited, or (y) prior to the Acceptance Time, restrains or enjoins Purchaser from accepting for payment, or, prior to the Effective Time, paying for, the Shares pursuant to the Offer or Parent and MaxPoint from consummating the Merger;

•	by either Parent, Purchaser or MaxPoint, at any time prior to the Acceptance Time, if there has been a breach of any covenant, obligation or agreement on the part of the other party or any representation or warranty of the other party in the Merger Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would result in the case of MaxPoint, certain conditions to the obligations of Parent and Purchaser to effect the Offer not being satisfied and in the case of Parent and Purchaser, that would have a material adverse effect on their ability to consummate the Offer, and such breach is not curable by the Outside Date, or, if curable through the exercise of commercially reasonable efforts, is not cured within 20 business days after notice (a “Material Breach Termination”);
•	by Parent or Purchaser at any time prior to the Acceptance Time if (i) the board of directors of MaxPoint withdraws or modifies its recommendation for the Offer, (ii) MaxPoint enters into any agreement with a third party related to any Acquisition Proposal or (iii) MaxPoint commits a material breach of its non-solicitation obligations under the Merger Agreement (a “Triggering Event Termination”);
•	by MaxPoint if all the conditions to the Offer shall have been satisfied or waived as of the expiration of the Offer and Parent shall have failed to consummate the Offer thereafter in accordance with the Merger Agreement (a “Failure to Close”); and
•	by MaxPoint to enter into a definitive Acquisition Agreement with respect to a Superior Proposal and, concurrently with such termination, MaxPoint enters into such definitive Acquisition Agreement; provided that prior to or concurrently with such termination MaxPoint pays to Parent a termination fee of $3,864,000 as described below under “-MaxPoint Termination Fee” (a “Superior Proposal Termination”).

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or their respective directors, officers, employees, stockholders, or affiliates), except that (i) certain specified provisions of the Merger Agreement will survive, including those requiring the payment of termination fees in specified circumstances as described below, and (ii) the termination will not relieve a party from any liability for willful and material breach of any covenant, agreement, representation or warranty, subject to the provisions described below in “-Effect of Payment of Termination Fees” and “-Availability of Specific Performance.”

MaxPoint Termination Fee. The Merger Agreement provides that MaxPoint will pay Parent a cash termination fee of $3,864,000 in cash (the “MaxPoint Termination Fee”) in the following circumstances:

•	in the event of a Triggering Event Termination (in which case the MaxPoint Termination Fee must be paid within two business days of such termination) or a Superior Proposal Termination (in which case the MaxPoint Termination Fee must be paid prior to or concurrently with such termination); and
•	in the event the Merger Agreement is terminated pursuant to an Outside Date Termination, an Offer Expiration Termination or a Material Breach Termination (due to breach by MaxPoint), after the date of the Merger Agreement an Acquisition Proposal shall have become publicly announced and not withdrawn, and within 12 months after such termination (x) MaxPoint shall have entered into a definitive agreement with respect to any Acquisition Proposal or (y) any transaction contemplated by an Acquisition Proposal shall have been consummated, then MaxPoint shall pay to Parent the MaxPoint Termination Fee on the earlier date of when such definitive agreement is executed or such transaction is consummated; provided that references to “15%” in the definition of Acquisition Proposal above will be treated as references to “more than 50%” for such purpose.

In no event shall MaxPoint be required to pay the MaxPoint Termination Fee on more than one occasion. See also “-Effect of Payment of Termination Fees.”

Parent Termination Fee. Parent has agreed to pay MaxPoint a termination fee of $5,313,000 in cash (the “Parent Termination Fee”) in the following circumstances:

(i)	the Merger Agreement is terminated because of a Failure to Close as a result of the full amount of the Debt Financing failing to be funded or prospectively funded at the Offer Closing or the Merger Closing; and
(ii)	the Merger Agreement is terminated by Parent or MaxPoint pursuant to an Outside Date Termination and at such time all of the conditions to the Offer shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions would be capable of being satisfied if the Offer Closing or the Merger Closing were the time of such termination) but Parent and Purchaser have failed to complete the Offer Closing or the Merger Closing as a result of the full amount of the Debt Financing failing to be funded or prospectively funded at the Offer Closing or the Merger Closing.

The amount of the Parent Termination Fee shall be paid within three (3) business days of the termination.

In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. See also “-Effect of Payment of Termination Fees.”

Enforcement Costs. If MaxPoint fails to pay in a timely manner the MaxPoint Termination Fee due pursuant to the Merger Agreement, and, in order to obtain such payment, Parent makes a claim that results in a judgment for the MaxPoint Termination Fee (or a portion thereof), MaxPoint has agreed to pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the MaxPoint Termination Fee and if Parent fails to pay in a timely manner the Parent Termination Fee due pursuant to the Merger Agreement, and, in order to obtain such payment, MaxPoint makes a claim that results in a judgment for the Parent Termination Fee (or a portion thereof), Parent has agreed to pay to MaxPoint its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Parent Termination Fee (the “Enforcement Costs”).

Effect of Payment of Termination Fees. The parties have agreed in the Merger Agreement that the MaxPoint Termination Fee and the Parent Termination Fee shall be deemed to be liquidated damages in a reasonable amount that will compensate the party receiving such applicable termination fee in the circumstances in which such applicable termination fee is payable for the efforts, expenses and resources expended and opportunity forgone while negotiating the Merger Agreement, and shall constitute the sole and exclusive remedy, other than payment for Enforcement Costs (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law or otherwise) of Parent, Purchaser or MaxPoint, as applicable, and their respective affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents or affiliates, or any lender or other provider of the Debt Financing, or any lead arranger, arranger, agent or representative of, or to, Parent or Purchaser arising out of the Merger Agreement or any of the transactions contemplated thereby.

Availability of Specific Performance. The parties agreed that, subject to the following paragraph and the provisions described in “-Effect of Payment of Termination Fees,” irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and therefore the parties are entitled to seek an injunction or injunctions to (i) prevent breaches of the Merger Agreement and (ii) enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which they are entitled at law or in equity.

However, MaxPoint’s right to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s or Purchaser’s obligation to fund the Offer Price payable in the Offer and the Merger Consideration and Parent’s and Purchaser’s obligations to cause the acceptance for payment of Shares tendered pursuant to the Offer and to effect the consummation of the Offer Closing and the Merger Closing is subject to the requirements that (i) all of the conditions to the Offer and the conditions to the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are capable of being satisfied upon the Offer Closing or the Merger Closing), (ii) Parent and Purchaser are required to, but have failed to complete the Offer Closing or the Merger Closing by the respective date such closing is required to have occurred pursuant to the Merger Agreement, (iii) the full amount of the Debt Financing has been funded or will be funded at the

Acceptance Time, and (iv) MaxPoint has irrevocably confirmed in a written notice delivered to the Parent and Purchaser that if specific performance is granted and the Debt Financing is funded, then the consummation of the Offer and the Merger will occur. Under no circumstances is MaxPoint permitted or entitled, directly or indirectly, to receive both a grant of specific performance that results in the Offer or Merger being consummated and any monetary damages whatsoever (including payment of the Parent Termination Fee) or both monetary damages and Parent Termination Fee.

This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a form of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference.

Confidentiality Agreement

On August 23, 2016, MaxPoint and Valassis Communications, Inc. (“Valassis”), a Delaware corporation and wholly owned direct subsidiary of Parent, entered into the Confidentiality Agreement, in connection with Parent’s evaluation of the potential acquisition of MaxPoint. Under the Confidentiality Agreement, Valassis agreed, subject to certain exceptions, to keep confidential any non-public information concerning MaxPoint and agreed to certain “standstill” and employee non-solicitation provisions for the protection of MaxPoint for a period of 12 months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2)+ to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Tender and Support Agreement

Each of Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson, MaxPoint’s Chief Executive Officer (the “Significant Stockholders”), stockholders of MaxPoint beneficially owning, respectively, approximately 3,341,137 Shares, which represent respectively, approximately 49.4% of all outstanding Shares as of August 24, 2017, based on information provided by the Significant Stockholders, has entered into a tender and support agreement with Parent and Purchaser, dated August 27, 2017 (the “Tender Agreement”).

The Tender Agreement provides that, no later than 10 business days after the commencement of the Offer, each of the Significant Stockholders, will tender into the Offer all outstanding Shares they beneficially owns as of the date of the Tender Agreement or of which such Significant Stockholder acquires beneficial ownership after such date until the termination of the Tender Agreement (the “Subject Shares”). The Tender Agreement also restricts the transfer of the Subject Shares held by the Significant Stockholders.

If MaxPoint terminates the Merger Agreement to enter into a Superior Proposal in circumstances in which the MaxPoint Termination Fee is payable and such Superior Proposal is consummated (a “New Transaction”), each Significant Stockholder shall pay to Parent, the applicable Excess Value (as defined below) of the consideration pursuant to the New Transaction that is received by such Significant Stockholder. “Excess Value” equals 40% of the product of (i) the number of Shares owned by such Significant Stockholder and (ii) the positive difference, if any, between the price per share paid, directly or indirectly, under (x) the New Transaction and (y) the Merger Agreement, valuing any non-cash consideration at its fair market value on the date of consummation of the New Transaction (including any residual interest in the Company (or its successor) or rollover investment in any parent entity of the Company (or its successor), which shall be valued based on the price per share payable in the New Transaction).

The Tender Agreement terminates on the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the acceptance for payment by Purchaser (or other affiliate of Parent) of the Shares validly tendered pursuant to the Offer and not properly withdrawn, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form or, except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement, timing of, the consideration payable to the stockholders of MaxPoint pursuant to the Merger Agreement, and (v) the mutual written consent of all of the parties to the Tender Agreement.

This summary of the Tender Agreement is qualified in its entirety by reference to the full text of the Tender Agreement, a copy of which is filed as Exhibit (d)(6) to the Schedule TO, which is incorporated herein by reference.

Restrictive Covenant Agreement

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, each of Joseph Epperson, Chief Executive Officer of MaxPoint; Gretchen Joyce, Chief Operating Officer of Maxpoint; and Kurt Carlson, Chief Technology Officer of MaxPoint, individually entered into a Restrictive Covenant Agreement with MaxPoint, Parent, and Purchaser, effective August 27, 2017. Each Restrictive Covenant Agreement provides that, from August 27, 2017, through such executive officer’s employment with MaxPoint, and for a period of one (1) year after the termination of such employment by MaxPoint or such executive officer for any reason or no reason, such executive officer shall not, and shall cause certain of his or her affiliates not to, among other things and subject to certain exceptions: (i) compete or prepare to compete, as described in the Restrictive Covenant Agreement, in MaxPoint’s “Business,” as defined therein; (ii) call upon, solicit or provide Business services to, or interfere with MaxPoint’s relationship with, any customer or prospective customer of MaxPoint; or (iii) solicit or hire, or interfere with MaxPoint’s relationship with, certain employees and consultants. The parties also agreed to certain mutual nondisparagement obligations, and the executive officers also agreed to certain confidentiality, intellectual property, cooperation and return of company property obligations, in each case, as described therein. In the event the closing of the Transactions does not occur, each Restrictive Covenant Agreement terminates upon the termination of the Merger Agreement.

This summary of the restrictive covenant agreement is qualified in its entirety by reference to the full text of the restrictive covenant agreement, a form of which is filed as Exhibits (d)(4), (d)(5) and (d)(6) to the Schedule TO, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for MaxPoint.

Purpose of the Offer. The purpose of the Offer is for Parent to indirectly acquire control of, and the entire equity interest in, MaxPoint. The Offer, as the first step in the acquisition of MaxPoint, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Parent and Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in MaxPoint or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in MaxPoint. On the other hand, after selling your Shares in the Offer or the subsequent Merger, you will no longer bear the risk of any decrease in the value of MaxPoint.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of the remaining stockholders of MaxPoint before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of MaxPoint in accordance with Section 251(h) of the DGCL.

Plans for MaxPoint. It is expected that, initially following the Merger, the business and operations of MaxPoint will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of MaxPoint during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, the Tender Agreement and the restrictive covenant agreements described above, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of MaxPoint, on the one hand, and Parent, Purchaser, M&F or MaxPoint, on the other hand, existed as of the date of the Merger Agreement.

It is possible that certain members of MaxPoint’s current management team will enter into new employment arrangements with MaxPoint after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of and the bylaws of the Surviving Corporation will be amended to be in the form of the certificate of incorporation and bylaws of Purchaser except that the name of the Surviving Corporation shall be “MaxPoint Interactive, Inc.” and such certificate of incorporation and bylaws shall comply with the provisions of the Merger Agreement described under Section 11 - “The Merger Agreement; Other Agreements - The Merger Agreement - Directors’ and Officers’ Indemnification and Insurance.” The directors of Purchaser will become the directors of MaxPoint and except as determined by the Parent or Purchaser prior to the Effective Time, the officers of the Surviving Corporation shall consist of the officers of MaxPoint immediately prior to the Effective Time. See Section 11 - “The Merger Agreement; Other Agreements - The Merger Agreement - Board of Directors and Officers.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger immediately following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NASDAQ. Immediately following the consummation of the Merger (which is expected to occur immediately following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Purchaser. The NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend to and will cause MaxPoint to delist the Shares from the NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of MaxPoint to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by MaxPoint to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to MaxPoint, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of MaxPoint and persons holding “restricted securities” of MaxPoint to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause MaxPoint to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent or Purchaser, MaxPoint will not, and will not allow its subsidiaries to, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of MaxPoint or its subsidiaries (other than dividends or distributions paid in cash from a wholly owned subsidiary of MaxPoint to MaxPoint or another wholly owned subsidiary of MaxPoint).

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares tendered pursuant to the Offer if:

(i) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied (and such Minimum Condition shall not be waived or amended by Parent or Purchaser);

(ii)	any applicable waiting period under the HSR Act shall not have expired or been terminated; or
(iii)	immediately prior to the expiration of the Offer, any of the following conditions shall exist:
(a)	a governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, that is then in effect and has the effect of restraining, preventing or prohibiting consummation of the Offer or the Merger;
(b)	since the date of the Merger Agreement, there shall have occurred any effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as described in Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Material Adverse Effect”);
(c)	(A) certain representations and warranties of MaxPoint (other than those relating to capitalization, authority relative to the Merger Agreement, the absence of Material Adverse Effect and brokers and expenses) shall not be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of the Merger Agreement and as of immediately prior to the expiration of the Offer as though made at or as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (B) certain representations and warranties of MaxPoint relating to capitalization shall not be true and correct in any respects (except for inaccuracies that would reasonably be expected to result in additional costs, expenses or liabilities of Parent or its subsidiaries (including, after the Merger, the Surviving Corporation) of no more than $250,000) as of the date of such representations and warranties, and (C) the representations and warranties of MaxPoint relating to authority relative to the Merger Agreement, the absence of Material Adverse Effect and brokers and expenses) shall not be true and correct in any respects as of the date of the Merger Agreement and as of immediately prior to the expiration of the Offer as though made at or as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and correct as of such date or with respect to such period);
(d)	MaxPoint shall have failed to perform in all material respects the covenants or agreements of MaxPoint under the Merger Agreement to be performed by it as of such time and such failure shall not have been cured;
(e)	MaxPoint shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by any of MaxPoint’s chairman of the board of directors or its chief executive officer or such other officer serving in such capacity to the effect that the conditions set forth in clauses (b) to (d) above shall not have occurred;
(f)	the Marketing Period shall not have been completed (see Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Marketing Period” ); or
(g)	the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated in accordance with the terms of the Merger Agreement (as described in Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement - Termination”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive in their sole discretion, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided that the Minimum Condition may not be waived and provided, further, that, without the consent of MaxPoint, we are not permitted to (i) decrease the Offer Price (other than if the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, in which case the Offer Price shall be adjusted to the extent appropriate to give the holders of such Shares the same economic effect as contemplated by the Merger Agreement), (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that broadens such conditions, makes such conditions more onerous or is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement, or (v) extend the Offer in a manner other than pursuant to and in accordance with the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by MaxPoint with the SEC and other information concerning MaxPoint, we are not aware of any governmental license or regulatory permit that appears to be material to MaxPoint’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to MaxPoint’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 - “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Ronald O. Perelman, as the ultimate parent of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although MaxPoint is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither MaxPoint’s failure to make those filings nor a request for additional documents and information issued to MaxPoint from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of MaxPoint. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, MaxPoint, or any of their respective subsidiaries or affiliates or requiring other conduct relief. State attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 - “Certain Conditions of the Offer.”

State Takeover Laws. MaxPoint is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” MaxPoint’s board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

MaxPoint directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 - “Certain Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of MaxPoint (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price. Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning MaxPoint and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the stockholders of MaxPoint. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and MaxPoint will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of stockholders of MaxPoint in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the Offer Closing Date (i.e., the date on which acceptance and payment for Shares occurs, which shall be October 10, 2017 unless we extend the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of the Schedule 14D-9 (which date of mailing is on or about September 11, 2017), deliver to MaxPoint a written demand for appraisal of Shares held, which demand must reasonably inform MaxPoint of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender their Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent and Purchaser have retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of

Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. MaxPoint has advised Purchaser that it is filing today with the SEC its Solicitation/ Recommendation Statement on Schedule 14D-9 setting forth the recommendation of MaxPoint’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 - “Certain Information Concerning MaxPoint” above.

Mercury Merger Sub, Inc.

September 11, 2017

SCHEDULE I - INFORMATION RELATING TO PARENT, PURCHASER AND M&F

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent, each of whom is a U.S. citizen. The current business address of Messrs. Nichols and Fera, Jr. is c/o Harland Clarke Holdings Corp., 15955 La Cantera Parkway, San Antonio, Texas 78256, and the business telephone number is (210) 697-8888. The current business address of Messrs. Savas and Taibi, is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600. The current business address of Mr. Singleton, is c/o Harland Clarke Corp., 133 Peachtree Street, Atlanta, Georgia 30303, and the business telephone number is (210) 697-8888. The current business address of Mr. Brueggeman, is c/o Scantron Corporation, 1313 Lone Oak Road, Eagan, Minneapolis 55121, and the business telephone number is (651) 683-6000.

Name	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Victor K. Nichols Director, President and Chief Executive Officer
President and Chief Executive Officer of Parent since 2017; Chief Executive Officer of Valassis Marketing Media Enterprises since 2015; Chief Executive Officer of North America at Experian plc from 2010-2015.

Paul G. Savas Director	Chief Financial Officer of M&F

Edward P. Taibi Director	Executive Vice President of M&F

Peter A. Fera, Jr. Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Parent

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Purchaser, each of whom is a U.S. citizen. The current business address of Messrs. Nichols and Fera, Jr. is c/o Harland Clarke Holdings Corp., 15955 La Cantera Parkway, San Antonio, Texas 78256, and the business telephone number is (210) 697-8888. The current business address of Mr. Taibi, is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.

Name	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Victor K. Nichols President, Chief Executive Officer and Director of the Board	Chief Executive Officer of Parent since 2017; Chief Executive Officer of Valassis Marketing Media Enterprises since 2015; Chief Executive of North America at Experian plc from 2010-2015.

Peter A. Fera, Jr. Executive Vice President, Chief Financial Officer and Director of the Board	Executive Vice President and Chief Financial Officer of Parent

Edward P. Taibi Senior Vice President and Director of the Board	Executive Vice President of M&F

M&F. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of

M&F, each of whom is a U.S. citizen. Unless otherwise indicated, the current business address of each of the persons listed below is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.

Name	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Ronald O. Perelman Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of M&F

Barry F. Schwartz Vice Chairman	Vice Chairman of M&F; Executive Vice Chairman of M&F from 2007-2017.

Paul M. Meister President	President of M&F since 2014; Co-Founder and Chief Executive Officer of Liberty Lane Partners, LLC since 2008; Chairman and Chief Executive Officer of inVentive Health, Inc. from 2010-2015

Paul G. Savas Chief Financial Officer	Executive Vice President and Chief Financial Officer of M&F

Steven M. Cohen General Counsel and Chief Administrative Officer	Executive Vice President, General Counsel and Chief Administrative Officer of M&F since 2013; Partner at Zuckerman Spaeder LLP from 2011-2013.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering via Registered or Overnight Mail:	If delivering via First Class Mail:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104